SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 21th , 2005

Commission File Number [                    ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles España new Managing Director.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, April, 20, 2005

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that, TELEFÓNICA MÓVILES, S.A., S.A. as sole shareholder of TELEFÓNICA MÓVILES ESPAÑA, S.A., has today decided to appoint Ms Belén Amatriain Corbi as member of the Board of Directors of TELEFÓNICA MÓVILES ESPAÑA, S.A. Likewise, today the Board of Directors of TELEFÓNICA MÓVILES ESPALA, S.A. has decided to appoint Ms Belén Amatrian Corbi as Vice secretary and Managing Director of the Company having accepted the resignation presented to this post by Mr Javier Aguilera Arauzo.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

/s/ Antonio Hornedo Muguiro
Mr. Antonio Hornedo Muguiro.
General Counsel of
Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: April 21, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel